SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

MeetMe, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

585141104

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.

5150 N. Loop 1604 West

San Antonio, Texas 78249

(210) 477-2779

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

September 25, 2013

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 585141104

1	NAMES OF REPORTING PERSONS Mexicans & Americans Trading Together, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,413,278
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,413,278

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,413,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 585141104

1	NAMES OF REPORTING PERSONS Altos Hornos de Mexico, S.A.B. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,413,278
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,413,278

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,413,278

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 6 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008, Amendment No. 2 previously filed on December 17, 2010, Amendment No. 3 previously filed on July 21, 2011, Amendment No. 4 previously filed on September 19, 2011, Amendment No. 5 previously filed on November 14, 2011 and Amendment No. 6 previously filed on March 8, 2013 (as so amended and as amended by this Amendment No. 7, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”). MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.” This Amendment No. 7 refers only to information which has materially changed since the filing of Amendment No. 6 to Schedule 13D and the items below are amended and supplemented as set forth below. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

On March 16, 2013, May 15, 2013, July 5, 2013, July 17, 2013, August 15, 2013 and September 25, 2013, MATT Inc. forfeited Warrants for the purchase of 400,003 shares of Common Stock in the aggregate when MATT Inc. determined not to exercise the Warrants pursuant to the Exercise and Cancellation Agreement on such dates.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

On March 16, 2013, May 15, 2013, July 5, 2013, July 17, 2013, August 15, 2013 and September 25, 2013, MATT Inc. forfeited Warrants for the purchase of 400,003 shares of Common Stock in the aggregate.

Except as set forth above in the Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)          MATT Inc. beneficially owns 4,413,278 shares of Common Stock, consisting of the 1,335,480 shares of Common Stock held by MATT Inc., the 1,597,850 shares of Common Stock issuable upon exercise of the Warrants owned by MATT Inc. and the 1,479,948 shares of Common Stock issuable upon conversion of the 1,000,000 shares of Series A-1 Preferred Stock purchased by MATT Inc. pursuant to the November Securities Purchase Agreement (collectively, the “Shares”). AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc. The Shares represent 10.7% of 41,239,035 total shares of Common Stock, calculated as the sum of (i) the 38,171,237 shares of Common Stock outstanding as of August 8, 2013, as represented by the Company in its most recent report on Form 10-Q filed on August 9, 2013, (ii) the 1,597,850 shares of Common Stock issuable upon exercise of the Warrants and (iii) the 1,479,948 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock. The 41,249,035 Shares set forth in clauses (i) through (iii) above are hereinafter referred to as the “Aggregate Share Number.” Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 125,750 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 109,000 shares of Common Stock. Such shares represent 0.3% of 41,358,035 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 109,000 shares of Common Stock issuable upon exercise of such options.

(c)           Other than as described in Item 4 above, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2013

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By:	/s/ Andres Gonzalez-Saravia Coss
Name:	Andres Gonzalez-Saravia Coss
Title:	President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By:	/s/ Andres Gonzalez-Saravia Coss
Name:	Andres Gonzalez-Saravia Coss
Title:	Legal Director

[Signature Page to AMENDMENT NO. 7 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF MEETME, INC.]